UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 2, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Histogenics Corporation

File No. 333-199202 - CF#30667
_____

Histogenics Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on October 7, 2014, as amended.

Based on representations by Histogenics Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through July 1, 2017
Exhibit 10.11	through July 1, 2017
Exhibit 10.12	through July 1, 2017
Exhibit 10.13	through July 1, 2017
Exhibit 10.14	through July 1, 2017
Exhibit 10.15	through July 1, 2017
Exhibit 10.16	through July 1, 2017
Exhibit 10.17	through July 1, 2017
Exhibit 10.18	through July 1, 2017
Exhibit 10.19	through July 1, 2017
Exhibit 10.20	through July 1, 2017
Exhibit 10.21	through July 1, 2017
Exhibit 10.23	through July 1, 2017
Exhibit 10.24	through July 1, 2017
Exhibit 10.26	through July 1, 2017
Exhibit 10.27	through July 1, 2017
Exhibit 10.31	through May 16, 2017
Exhibit 10.35	through October 6, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary